JMG EXPLORATION, INC.

600 North Brand Boulevard, Suite 230

Glendale, California 91203

(818) 649-5710

(818) 649-5709 - FAX

November 8, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:

JMG Exploration, Inc. (“JMG” or the “registrant”)

Preliminary Information Statement on Schedule 14C

Filed September 28, 2012

File No. 1-32438

Dear Ms. Ledbetter:

We have received your letter dated October 25, 2012 providing certain comments on the registrant’s Preliminary Information Statement on Schedule 14C, filed September 28, 2012.  As the registrant’s Chief Executive Officer, please find our response below.

For the convenience of the staff I have set forth each of the comments in your letter with corresponding numbering, following which we have provided our response(s).

1.

Based on the information which appears in your filing, it is unclear why you believe that you may file a preliminary information statement rather than a preliminary proxy statement for the purposes you describe. For example, it is unclear that there are sufficient outstanding shares held by those who “will vote to approve” the referenced actions to constitute more than 50% of the currently outstanding shares. Please provide a detailed response in which you explain why you may file on PRE14C, disclosing the number of holders who consented, when they consented, and how many shares they held at the time the written consents were obtained. In the alternative, explain the basis for your belief that such holders will consent at some future date, and provide the particulars.

We believe that JMG is eligible to utilize a preliminary information statement and is not required to utilize a preliminary proxy solicitation for the following reasons:

On August 31, 2012, pursuant to that certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) by and among JMG, Ad-Vantage Networks, Inc., a Delaware corporation (“ADVN”), and Ad-Vantage Acquisition. Inc. (“MergerSub”), a Delaware corporation wholly owned by JMG, MergerSub merged with and into ADVN (the “Merger”), with ADVN being the surviving entity of such Merger and becoming a wholly-owned subsidiary of JMG.  As part of the consideration for JMG and ADVN agreeing to the Merger, pursuant to the Merger Agreement, JMG covenanted to, as soon as reasonably practicable following the closing of the Merger and subject to compliance with applicable securities and other laws, (a) change its name to Ad-Vantage Networks Holdings, Inc. to better reflect the registrant’s business following the Merger (the “Name Change”), (b) increase the authorized number of shares of common stock (“Common Stock”) the registrant is authorized to issue from 25,000,000 to 100,000,000 (the “Authorized Share Increase”), and (c) conduct a 1 for 2 reverse stock split of its shares of issued and outstanding Common Stock (the “Reverse Stock Split” and collectively, the “Related Transactions”). Please see the registrant’s Current Report on Form 8-K, filed by the registrant on September 6, 2102 (the “September 6 Form 8-K”), for a more complete description of the Merger and the Merger Agreement (a copy of the Merger Agreement is attached as Exhibit 2.1 to said September 6 Form 8-K).

In order to effectuate the Merger, rather than issue shares of JMG Common Stock, JMG elected to create a new class of Preferred Stock (the “Class M Preferred”) and, pursuant to the Merger Agreement, each issued and outstanding share of ADVN common stock and ADVN preferred stock (collectively, “Ad-Vantage Capital Stock”) was exchanged for 0.01 fully paid and nonassessable share of JMG Class M Preferred.  In connection with the issuance of the shares of Class M Preferred, JMG filed a Certificate of Designation with the Nevada Secretary of State, pursuant to which JMG was authorized to issue up to 1,000,000 shares of the Class M Preferred.  The Certificate of Designation also provided that each share of the Class M Preferred would, upon the effectiveness of the Authorized Share Increase and the Reverse Stock Split, automatically convert into 100 shares of JMG Common Stock.  Please see the registrant’s September 6 Form 8-K and the Certificate of Designation for a more complete description of the Class M Preferred (a copy of the Certificate of Designation is attached as Exhibit 4.1 to said September 6 Form 8-K).

At the Merger, 169,973.88 shares of Class M Preferred were issued to holders of Ad-Vantage Capital Stock in exchange for their shares of Ad-Vantage Capital Stock and options for 37,299.16 shares of Class M Preferred were granted to holders of options for ADVN common stock in exchange for their options.  Please see the registrant’s September 6 Form 8-K for a more complete description of the Merger and the exchange of shares of the Class M Preferred for the shares of Ad-Vantage Capital Stock.

Immediately prior to the closing of the Merger, JMG was authorized to issue a total of 25,000,000 shares of Common Stock, of which 5,458,405 shares were issued and outstanding, 110,000 were reserved for issuance upon exercise of 110,000 options for JMG Common Stock and 4,062,522 were reserved for issuance upon exercise of 4,062,522 warrants for JMG Common Stock.  JMG was also authorized to issue up to 10,000,000 shares of preferred stock (“Preferred Stock”), none of which were issued and outstanding.  Accordingly, immediately prior to the closing of the Merger, JMG had 15,369,073 shares of Common Stock and 10,000,000 shares of Preferred Stock available for issuance and upon the consummation of the Merger and as of immediately following the closing of the Merger, JMG had 5,458,405 shares of Common Stock issued and had 169,973.88 shares of Class M Preferred issued and outstanding.

Pursuant to the provisions of Section 78.2055 of the Nevada Revised Statues (the “NRS”), JMG could effect the Reverse Stock Split upon receiving the approval of its Board of Directors and the approval of holders of a majority (not less than 2,729,203) of the issued and outstanding shares of JMG Common Stock and the approval of holders of a majority (not less than 84,987) of the issued and outstanding shares of Class M Preferred

Similarly, Section 78.390 of the NRS requires the approval of its Board of Directors and the approval of holders of a majority (not less than 2,729,203) of the issued and outstanding shares of JMG Common Stock and the approval of holders of a majority (not less than 84,987) of the issued and outstanding shares of Class M Preferred to approve the Name Change.

As JMG had 5,458,405 shares of Common Stock and 169,973.88 shares of Class M Preferred issued and outstanding as of the Record Date, JMG needed the consent of holders of not less than 2,729,203 shares of JMG Common Stock and the approval of holders of not less than 84,987 shares of Class M Preferred to approve the Reverse Stock Split and the Name Change).  As of the date hereof, JMG has received the consents of holders of 2,739,933 shares of JMG Common Stock and holders of 135,506.26 shares of Class M Preferred, in each case constituting more than a majority of the issued and outstanding shares, thereby approving the Reverse Stock Split and the Name Change.   Additionally, although Section 78.207 of the NRS provides that JMG is not required to obtain the consent of its shareholders to the Authorized Share Increase, JMG received the consents of holders of 2,739,933 shares of JMG Common Stock and holders of 135,506.26 shares of Class M Preferred to the Authorized Share Increase.

Accordingly, as JMG received the consents to the Related Transactions of holders of a majority of the shares of both its Common Stock and its Class M Preferred, JMG is not required to file a proxy solicitation statement and is entitled to rely on the filing of the information statement.

2.         It is unclear why as of the “Record Date,” there are 5,458,405 shares outstanding, you will be issuing a total of 16,997,388 shares to complete the Merger, and after giving effect to the issuance, there will be a total of 19,726,603 shares outstanding. Please revise to explain how these three totals can all be correct.

As noted above, upon the consummation of the Merger and as of the Record Date, JMG had 5,458,405 shares of Common Stock issued and had 169,973.88 shares of Class M Preferred issued and outstanding.  Upon the consummation of the Authorized Share Increase and the Reverse Stock Split, the shares of Class M Preferred issued in exchange for the shares of Ad-Vantage Capital Stock shall automatically convert (the “Automatic Conversion”) into shares of the JMG Common Stock, at the ratio of 100 shares of Common Stock for each share of Class M Preferred (the “Conversion Ratio”).

Upon the effectiveness of the Reverse Stock Split and the subsequent Automatic Conversion, the number of issued and outstanding shares of JMG Common Stock will be adjusted as follows: First, the Reverse Stock Split will reduce the number of issued and outstanding shares of JMG Common Stock from 5,458,405 to 2,729,203 (this does not reflect the exercise of 42,500 options for shares of JMG Common Stock exercised after the closing of the Merger).  Then, upon the Automatic Conversion, the 169,973.88 shares of Class M Preferred issued and outstanding will automatically convert into 16,997,388 shares of JMG Common Stock for a total of 19,726,592 shares of JMG Common Stock issued and outstanding. (The difference between the 19,726,603 shares shown in the Information Statement filed with the SEC and 19,726,592 shares shown hereunder is the result of a non-material mathematical miscalculation.)

3.       Please disclose the level of stockholder approval required under Nevada law to approve the proposed amendment to your articles of incorporation.

As noted above, Section 78.2055 of the NRS requires the approval of holders of a majority (not less than 2,729,203) of the issued and outstanding shares of JMG Common Stock to approve the Reverse Stock Split and the Name Change and Section 78.270 of the NRS requires the approval of holders of a majority (not less than 2,729,203) of the issued and outstanding shares of Class M Preferred to approve the Reverse Stock Split and the Name Change. As of the date hereof, JMG has received the consents of holders of 2,739,933 shares of JMG Common Stock, thereby approving the Reverse Stock Split and the Name Change.  As of the date hereof, JMG has received the consents of holders of 2,739,933 shares of JMG Common Stock and holders of 135,506.26 shares of Class M Preferred, in each case constituting more than a majority of the issued and outstanding shares, thereby approving the Reverse Stock Split and the Name Change.   Additionally, although Section 78.207 of the NRS provides that JMG is not required to obtain the consent of its shareholders to the Authorized Share Increase, JMG received the consents of holders of 2,739,933 shares of JMG Common Stock and holders of 135,506.26 shares of Class M Preferred to the Authorized Share Increase.

 4.        We note your disclosure on page 3 that you anticipate that the proposed amendment will be approved by holders of a majority of your outstanding shares of common stock and by holders of a majority of your outstanding shares of Class M Preferred Stock. It appears that you are trying to approve the share increase, name change, and reverse stock split assuming that, for purposes of securing stockholder approval, the holders of the Class M Preferred already own the additional shares which have not yet been authorized nor issued. Please explain to us your or your counsel’s basis under applicable state law for concluding that this is permissible.

We have not assumed, for purposes of determining the number of shares of JMG Common Stock required to approve the Related Transactions, that the Automatic Conversion has occurred.  Rather, we have received the consent of holders of both a majority of the issued and outstanding shares of JMG Common Stock and of a majority of the Class M Preferred to the Related Transactions.

5.

Please furnish the information required by Items 11, 13, and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A.

Based upon the instructions to, and the provisions governing the applicability of Items 11, 13 and 14 of Schedule 14A, we believe that said Items are not applicable to the matters set forth in the Information Statement

6.

To facilitate clarity, please provide an additional table which includes beneficial ownership information assuming that the actions contemplated by the proposed amendment have not yet taken place.

We have prepared an additional table, showing the beneficial ownership information assuming that the Related Transactions have not taken place, as well as have revised the existing table to clarify the existing table to show the beneficial ownership information assuming that the

Related Transactions have taken place.  A copy of the revised tables, as well as the complete proposed Amendment No. 1 to Schedule 14C is attached hereto.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely yours,

JMG Exploration, Inc

By: /s/ David S. Grant

David S. Grant,
Chief Executive Officer